Proteon Therapeutics, Inc.
200 West Street

(781) 890-0102

October 17, 2014

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  John Krug and Christina De Rosa

RE:                                                                          Proteon Therapeutics, Inc.

Registration Statement on Form S-1

SEC File No. 333-198777

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Proteon Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated to 4:00 p.m. Eastern Time, on October 21, 2014 or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time. In the event you are orally notified, you will be contacted either by William S. Perkins or Julio E. Vega of Bingham McCutchen LLP, or myself.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact William S. Perkins at (617) 951-8574 of Bingham McCutchen LLP, counsel to the Company.

Please contact William S. Perkins as soon as the Registration Statement has been declared effective.

Sincerely,

PROTEON THERAPEUTICS, INC.

/s/ George A. Eldridge
Name:	George A. Eldridge
Title:	Senior Vice President, Chief Financial Officer, Treasurer and Secretary

cc:                                Timothy Noyes, Proteon Therapeutics, Inc.

Julio E. Vega, Bingham McCutchen LLP

William S. Perkins, Bingham McCutchen LLP

Patrick O’Brien, Ropes & Gray LLP